HEI Exhibit 4.7(a)
AMENDMENT 2013-1 TO THE
AMERICAN SAVINGS BANK 401(k) PLAN
The following amendments to the American Savings Bank 401(k) Plan (the “Plan”) add a Roth 401(k) contribution feature and a Roth in-Plan conversion feature. These amendments are effective January 1, 2014.

1.	A new Section 2.1.A is added to read as follows:
2.1.A    Roth 401(k) Contributions. A Participant making a 401(k) election in accordance with Section 1.1(a)(ii) may designate all or a portion of the Participant’s 401(k) Contributions as Roth 401(k) Contributions if the following conditions are satisfied:
(a)Irrevocable Election. The Participant’s designation must be made before the 401(k) Contributions are withheld from the Participant’s Compensation in accordance with procedures approved by the Administrative Committee. Once Roth 401(k) Contributions are withheld from the Participant’s Compensation, the designation is irrevocable. However, the election may be changed with respect to future 401(k) Contributions in accordance with Section 1.1(a)(ii) (setting forth the Plan’s normal rules for changes in 401(k) elections). To the extent a Participant does not affirmatively designate 401(k) Contributions as Roth 401(k) Contributions, such contributions shall constitute pre-tax 401(k) Contributions.
(b)After-Tax Treatment by the Participating Employers. The Participating Employers shall treat any Roth 401(k) Contributions as includible in the Participant’s income (i.e., treat as wages subject to applicable income and employment tax withholding) at the time the Participant would have received the contributed amounts in cash but for the Roth 401(k) election.
(c)Separate Accounting. In accordance with Section 4.2, the Trustee or an affiliate of the Trustee shall establish and maintain a Roth Contribution Subaccount (by whatever name or designation the Trustee deems appropriate) for each Participant who elects to make Roth 401(k) Contributions to the Plan. The Roth Contribution Subaccount shall include a record of the Participant’s “investment in the contract” (i.e., Roth 401(k) Contributions that have not been distributed). Gains, income, losses, and other credits or charges shall be separately allocated on a reasonable and consistent basis among the Roth Contribution Subaccounts and all other Subaccounts. However, no forfeitures shall be allocated to any Roth Contribution Subaccount. The separate accounting requirement described in this paragraph shall be applicable at the first time any Roth 401(k) Contribution is made and shall continue until the Roth Contribution Subaccount is completely distributed.
(a)Coordination with 401(k) Contribution Rules. Except as otherwise provided hereunder, the Participant’s Roth 401(k) Contributions shall be subject to all Plan requirements applicable to 401(k) Contributions. For example, except as otherwise provided hereunder, the Roth 401(k) Contributions shall constitute 401(k) Contributions for purposes of: (i) the election procedures in Section 1.1(a)(ii), (ii) the nondiscrimination tests and rules under Section 3.1, (iii) the calendar-year dollar limitation under Section 402(g) of the Code and Section 3.2 of the Plan ($17,500 in 2013), (iv) the Catch-up Contribution provisions in Section 414(v) of the Code and Sections 2.1(b) and 3.2(b) of the Plan, (v) the allocation of AmeriMatch Contributions under the Plan; (vi) the limitations under Section 415(c) of the Code that are described in Section 3.4 of the Plan, (vii) the minimum distribution rules in Section 401(a)(9) of the Code and Section 6.7 of the Plan, (viii) full vesting of 401(k) Contributions under Article V, and (ix) the determination of Top-Heavy Plan status under Article XI.
2.A new Section 2.5(d) is added to read as follows.
(d)    Direct Rollovers from Designated Roth Accounts. A Participant or an Eligible Employee may make a direct rollover from a designated Roth account in another tax-qualified 401(k) plan or 403(b) annuity or governmental 457(b) plan. The Trustee shall separately account for any Roth contributions rolled over to the Plan. Rollover contributions are not permitted from Roth IRAs.
3.A new Section 3.1(c)(vi) is added to read as follows:
(vi)    Special Rule for Roth 401(k) Contributions. To the extent excess contributions are distributed to an HCE under this Section 3.1(c) for a Plan Year that includes both pre-tax 401(k) Contributions and Roth 401(k) Contributions, the excess contributions shall be distributed in the following order of priority: (A) first, any pre-tax 401(k) Contributions shall be distributed, and (B) second, Roth 401(k) Contributions shall be distributed. In accordance with Treasury Regulations, the principal amount of any Roth 401(k) Contributions shall not be includible in gross income, but any income allocable to the distribution shall be includible in gross income.

4.A new Section 3.2(a)(iv) is added to read as follows:
(iv)    Special Rule for Roth 401(k) Contributions. To the extent excess elective deferrals are distributed under Section 3.2(a)(ii) for a Plan Year that includes both pre-tax 401(k) Contributions and Roth 401(k) Contributions, the excess elective deferrals shall be distributed in the following order of priority: (A) first, any pre-tax 401(k) Contributions shall be distributed, and (B) second, Roth 401(k) Contributions shall be distributed. In accordance with Treasury Regulations, the principal amount of any Roth 401(k) Contributions shall not be includible in gross income, but any income allocable to the distribution shall be includible in gross income.
5.A new sentence is added at the end of Section 4.5(b) to read as follows:
A Participant’s Roth Contribution Subaccount or Roth In-Plan Conversion Subaccount (defined in Section 6.10.A) will be included in determining a Participant’s maximum loan amount and are available sources for loans.
6.A new Section 6.10(d) is added to read as follows:
(d)Special Rules for Direct Rollovers from Roth Contribution Subaccounts. For purposes of applying this Section 6.10 to Roth Contribution Subaccounts, the following special rules shall apply:
(i)The $200 threshold for Eligible Rollover Distributions in Section 6.10(a)(i)(D) shall be applied separately to a Participant’s Roth Contribution Subaccount and to the remainder of a Participant’s Account.
(ii)A Direct Rollover from a Roth Contribution Subaccount may be made only to a Roth IRA (a Roth individual retirement account or Roth individual retirement annuity) or a designated Roth account in (A) a qualified retirement plan described in Code Section 401(a), (B) an annuity contract described in Code Section 403(b), or (C) an eligible deferred compensation plan under Code Section 457(b) that is maintained by a state, a political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state, that will accept the Direct Rollover.
(iii)The Plan Administrator must provide a 402(f) Notice that describes rollover rights with respect to the Participant’s Roth Contribution Subaccount.

7.A new Section 6.10.A is added to read as follows:
Section 6.10.A     Roth In-Plan Conversions
After a Participant has had a distributable event (e.g., attainment of age 59½ or severance from employment), the Participant may make a direct rollover of the vested portion of any Subaccount (other than a Roth Contribution Subaccount) to a separate account established by the Trustee (a “Roth In-Plan Conversion Subaccount”). The direct rollover will be subject to income tax at the time of rollover to the same extent as a direct rollover outside of the Plan to a Roth IRA. A Roth in-Plan conversion is permitted only for active and terminated, vested Participants and only with respect to an amount that would be an Eligible Rollover Distribution, as defined in Section 6.10(a)(i) above, if it were distributed or rolled over outside of the Plan. Surviving spouses, other Beneficiaries, and alternate payees may not make Roth in-Plan conversions. If a Participant has an outstanding Plan loan, the loan balance is not eligible for Roth in-Plan conversion. Before a Participant makes a Roth in-Plan conversion, the Plan Administrator must provide the Participant with a 402(f) Notice that describes the tax effects of a Roth in-Plan conversion. An election to make a Roth in-Plan conversion is irrevocable once the direct rollover has been made. Roth In-Plan Conversion Subaccounts are subject to the same distribution and withdrawal rules and restrictions as Roth Contribution Subaccounts.
8.Section 12.16 is restated in its entirety to read as follows:
12.16    “401(k) Contributions” means a Participant’s elective contributions described in Sections 2.1 and 2.1.A. 401(k) Contributions are comprised of three components: Regular 401(k) Contributions, Roth 401(k) Contributions, and Catch-up Contributions.
9.The following definition is added in Article XII:
“Qualified Roth Distribution” means a distribution from a Roth Contribution Subaccount that is made after the Participant attains age 59½ (or because of the death or Disability of the Participant) and after the five-taxable-year period (i.e., five consecutive calendar years) beginning January 1 of the first year in which the Participant made a designated Roth 401(k) Contribution to the Plan.

TO RECORD the adoption of these amendments, American Savings Bank has executed this document December 9, 2013.
AMERICAN SAVINGS BANK
By_/s/ Richard F. Wacker_______________________
Its President & CEO

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